Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 288355

PROSPECTUS SUPPLEMENT NO. 3

(To prospectus dated July 24, 2025)

JEFFS’ BRANDS LTD

Up to 5,247,776 Ordinary Shares

This prospectus supplement updates, amends, and supplements the prospectus dated July 24, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-288355). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on December 2, 2025. Accordingly, we have included the Form 6-K in this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares and warrants issued as part of our initial public offering are listed on the Nasdaq Capital Market under the symbol “JFBR” and “JFBRW,” respectively. On December 1, 2025, the last reported sale price of the Ordinary Shares and Public Warrants was $1.81 and $0.0206, respectively. There is no established market for the Promissory Notes and we do not intend to apply to list the Promissory Notes on any securities exchange or other nationally recognized trading system.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

Neither the SEC nor any state or other securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) is being furnished by Jeffs’ Brands Ltd (the “Company”) to the Securities and Exchange Commission for the purpose of furnishing the following exhibits, each of which were made available on SEDAR+ at www.sedarplus.ca, by Fort Technology Inc. (TSXV:FORT) (“Fort Technology”), the Company’s majority owned subsidiary, on December 1, 2025: (i) unaudited interim financial statements of Fort Technology for the nine months ended September 30, 2025, attached as Exhibit 99.1 hereto; and (ii) Fort Technology’s management’s discussion and analysis for the nine months ended September 30, 2025, attached as Exhibit 99.2 hereto.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

1

EXHIBIT INDEX

Exhibit No.
99.1	Unaudited Interim Financial Statements of Fort Technology Inc. for the nine months ended September 30, 2025.
99.2	Management Discussion and Analysis of Fort Technology Inc. for the nine months ended September 30, 2025.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: December 2, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

3

Exhibit 99.1

FORT TECHNOLOGY INC.

(Formerly Impact Acquisitions Corp.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

(unaudited)

i

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		September 30,	December 31,
		2025	2024
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		359	546
Short term deposit		352	-
Trade receivables		254	116
Other receivables		516	51
Inventory	4	3,451	3,119
		4,932	3,832
NON-CURRENT ASSETS:
Convertible loan receivable	3b	2,970	-
Right of use assets		202	250
Property and equipment, net		119	135
		3,291	385
TOTAL ASSETS		8,223	4,217

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		597	505
Lease liability		54	48
Other payables		191	253
Loan commitment liability	3b	258	-
Related parties payable	9	2,463	1,775
		3,563	2,581
NON-CURRENT LIABILITIES:
Lease liability		173	199
Convertible debentures	3c	3,063	-
Deferred taxes		30	33
		3,266	232
TOTAL LIABILITIES		6,829	2,813

SHAREHOLDER’S EQUITY:

Common shares and additional paid in capital		4,421	(*)-
Stock-based compensation reserve		10	-
Convertible debentures reserve	3c	185	-
Retained earnings		(3,222)	1,404
TOTAL EQUITY		1,394	1,404
TOTAL LIABILITIES AND EQUITY		8,223	4,217

(*)	Amount less than $ 1 thousand

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands(*)
Revenues	8,050	6,444	3,127	1,985
Cost of revenues	7,357	5,188	2,989	1,474

Gross profit	693	1,256	138	511

Operating expenses:

Sales and marketing	809	435	438	152
General and administrative	615	168	370	71
Other expenses	-	116	-	39

Operating profit (loss)	(731)	537	(670)	249

Listing expenses (see Note 3a)	3,784	-	3,784	-

Financial income	32	-	32	-
Financial expenses	137	44	103	26
Financial expenses (income), net	105	44	71	26

Profit (loss) before taxes	(4,620)	493	(4,525)	223

Tax expenses	6	93	5	4

Net profit (loss) and total comprehensive income (loss)	(4,626)	400	(4,530)	219

Profit (loss) per common share (basic and diluted)	(0.29)	0.03	(0.24)	0.02

Weighted average number of common shares outstanding (**)	15,815,056	14,285,714	18,856,935	14,285,714

(*)	Except share and per share information

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(d).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Number of common shares(**)	Common shares and additional paid in capital		Stock-based compensation reserve	Convertible debentures reserve	Retained earnings	Total
	U.S. dollars in thousands

Balance as of December 31, 2024	14,285,714	(*	)	-	-	1,404	1,404
Effect of reverse recapitalization transaction (Note 3a)	4,757,143	4,168		-	-	-	4,168
Issuance of convertible debentures (Note 3c)	-	-		-	185	-	185
Share-based payment in connection with issuance costs of convertible debentures	257,722	242		-	-	-	242
Exercise of warrants	22,519	11		-	-	-	11
Share-based payment	-	-		10	-	-	10
Net loss for the period	-	-		-	-	(4,626)	(4,626)
Balance as of September 30, 2025	19,323,098	4,421		10	185	(3,222)	1,394

Balance as of December 31, 2023	14,285,714	(*	)	-	-	1,044	1,044
Net profit for the period	-	-		-	-	400	400
Balance as of September 30, 2024	14,285,714	(*	)	-	-	1,444	1,444

(*)	Amount less than $ 1 thousand

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(d).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended September 30,
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM (USED IN (OPERATING ACTIVITIES:
Net profit (loss)	(4,626)	400
Adjustments required to reflect net cash from (used in) operating activities (see Appendix A):	3,314	(454)
Net cash used in operating activities	(1,312)	(54)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Net increase in cash resulting from reverse recapitalization (Note 3a)	4	-
Changes in short term deposit	236	-
Investment in convertible loan receivable (Note 3b)	(2,717)	-
Purchase of property and equipment	(6)	(11)
Net cash used in investing activities	(2,483)	(11)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Issuance of convertible debentures, net of issuance costs (Note 3c)	3,464	-
Exercise of warrants	11	-
Lease payments	(51)	(38)
Net cash from (used in) financing activities	3,424	(38)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(371)	(103)

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	184	13
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	546	210
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	359	120

APPENDIX A:
Adjustments required to reflect net cash from (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalents	(184)	(13)
Changes in deferred taxes, net	(3)	4
Depreciation and amortization	70	32
Amortization of discount on convertible debentures	26	-
Share-based payment to employees	10	-
Listing expenses (non-cash) (Note 3a)	3,459	-
Revaluation of convertible loan receivable (Note 3b)	34	-
Revaluation of loan commitment liability (Note 3b)	(3)	-
Interest income on convertible loan receivable	(26)	-
Lease financing expenses	31	13
	3,414	36
Changes in working capital:
Increase in trade receivables	(138)	(151)
Decrease (increase) in other receivables	(465)	264
Increase in related parties payable	688	1,699
Increase in inventory	(332)	(2,244)
(Increase) decrease in trade payables	73	(112)
Decrease in other payables	74	54
	3,314	(454)

Supplemental disclosure of cash flow information:
Interest received	5	-
Interest paid	6	2

Non-cash financing activity
Share-based payment in connection with issuance costs of convertible debentures	242	-

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - GENERAL

a.	Fort Technology Inc.

Fort Technology Inc. (formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019, under the Business Corporations Act (British Columbia). The Company was a Capital Pool Company (the “CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company since incorporation and until closing of the SPA (see below) on July 7, 2025 was the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition was to satisfy the related conditions of a qualifying transaction under the policies of the Exchange.

On February 6, 2025, Jeffs’ Brands Ltd. (the “Jeffs’ Brands”) signed a Share Purchase Agreement (the “SPA”) for the sale of all the shares of Fort Products Limited (the “Fort”) to the Company. On July 7, 2025, Jeffs’ Brands closed the SPA and the Company changed its name to Fort Technology Inc. Pursuant to the closing of the SPA, Jeffs’ Brands sold to the Company all of the issued and outstanding shares of Fort, in consideration for 14,285,714 common shares of the Company and up to an additional 9,428,571 common shares (the “Contingent Right Shares”), each at a deemed price per share of CAD 1.198 (approximately $0.88 per share), representing a post-closing common share interest in the Company of 75.02% (or up to 83.29% in the event of the full achievement of the milestones resulting in the issuance in full of the Contingent Right Shares).

The Contingent Right Shares will be issued to Jeffs’ Brands upon the achievement of the following milestones:

i.	3,142,857 common shares upon the completion of a transaction resulting in the listing of the Company’s securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date,

ii.	3,142,857 common shares upon the successful capital raising by the Company, within 48 months of the closing date, in equity and/or debt financing totalling at least $8 million,

iii.	3,142,857 common shares upon the Company reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements.

The acquisition of the shares of Fort from Jeffs’ Brands was accounted for as a reverse recapitalization. See Note 3a for further details of the accounting treatment.

b.	Fort Products Limited

Fort, a private company incorporated under the laws of England and Wales, was established on November 25, 2005. Fort is engaged in the sale of pest control products primarily through Amazon.uk under its own trademarks: Roshield, Entopest, Rempro and Birdgo. On March 9, 2023, Fort was acquired by Jeffs’ Brands, a public company traded on the NASDAQ Stock Market.

The acquisition of Fort by the Company was accounted for as a reverse recapitalization. As the shareholders of Fort (which is Jeffs’ Brands) received the largest ownership interest in the Company, Fort was determined to be the “accounting acquirer” in the reverse recapitalization. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort. The Company and its subsidiary, Fort, are collectively referred to as the “Group”. Additionally, Jeffs’ Brands became the parent company.

c.	Fort Products LLC

On September 11, 2025, Fort and Jeffs’ Brands Holdings Inc. (a wholly owned subsidiary of Jeffs’ Brands) entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings assigned to Fort all of the membership interest in Fort Products LLC (a wholly owned subsidiary of Jeffs’ Brands Holdings), such that Fort Products LLC became a wholly owned subsidiary of Fort. The membership interests transfer agreement was accounted in a manner similar to Pooling-of-Interests with an immaterial consideration.

Fort Products LLC was incorporated in 2023, and did not have operations since incorporation and through the issuance date of these financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - GENERAL (continued)

d.	Reverse Share Split

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Split. The Reverse Share Split did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the Reverse Share Split.

NOTE 2 – BASIS OF PREPARATION

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS accounting standards). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34, “Interim Financial Reporting”.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statement and should be read in conjunction with the annual financial statements as of December 31, 2024.

The material accounting policies applied in the annual financial statements as of December 31, 2024 are applied consistently in these unaudited interim condensed consolidated financial statements.

The results for the nine month period ended September 30, 2025 are not necessarily indicative of the results for the year ending December 31, 2025, or for any future period.

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on December 1, 2025.

Estimates

The preparation of the unaudited interim condensed consolidated financial information requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the interim condensed consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis.

Short-term deposits

Short-term deposits are deposits with an original maturity of more than three months from the investment date and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

Income taxes in interim financial statements

Income tax expense (income) for the periods presented includes the total current taxes, as well as the total change in deferred tax balances.

Current tax expense (income) are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD

a.	Reverse recapitalization and listing expense

As described in Note 1a, on July 7, 2025, the Company completed the acquisition of all of the issued and outstanding shares of Fort from Jeffs’ Brands (the “Transaction”). Following the Transaction, Jeffs’ Brands, the former shareholder of Fort, obtained control of the Company. For accounting purposes, the Transaction has been accounted for as a reverse recapitalization, with Fort identified as the accounting acquirer and the Company identified as the accounting acquiree.

The Company, the accounting acquiree, did not meet the definition of a business in IFRS 3 Business Combinations. Accordingly, the Transaction has been accounted for as a reverse recapitalization and an equity-settled share-based payment transaction for the provision of a stock exchange listing and related services in accordance with IFRS 2 Share-based Payment. The stock exchange listing service had been recorded in profit or loss and measured as the excess of fair value of the Company’s common shares issued to acquire the Company over the fair value of the Company’s identifiable net assets acquired.

As consideration for the acquisition of the Company’s net assets and listing status, the Company is considered to have issued, on the closing of the Transaction, 4,042,857 common shares to the former shareholders of the Company, with an aggregate fair value of $3,545,889 and 714,286 common shares to finders, with an aggregate fair value of $626,482.

The identifiable net assets of the Company (legal acquiree) at the acquisition date were as follows:

July 7,
2025
U.S. dollars in thousands

Cash and cash equivalents	4
Deposit	588
Prepaid expenses	136
Trade payables	(19)
Net assets acquired	709

The fair value of the common shares issued in excess of the net assets acquired represents the cost of obtaining the stock exchange listing and advisory and other services, and has been recognized as a listing expense in profit or loss for the period, as follows:

July 7,
2025
U.S. dollars in thousands

Fair value of 4,042,857 common shares issued to former shareholders of the Company	3,546
Fair value of 714,286 common shares issued to finders	622
Total fair value of 4,757,143 common shares issued	4,168
Less: net assets acquired	(709)
Listing expenses	3,459
Direct legal expenses on the Transaction	325
Listing expenses recognized in profit or loss	3,784

For periods prior to the Transaction, the unaudited interim condensed consolidated financial statements present the results of Fort, as the accounting acquirer, with comparative information restated accordingly. The equity structure (number and type of shares) presented in these unaudited interim condensed consolidated financial statements is that of the legal parent, Fort Technology Inc., including the common shares issued in connection with the Transaction.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD (continued)

b.	Convertible loan to EEH Ventures Ltd. (“EEH”) and loan commitment liability

On August 8, 2025, the Company entered into a convertible loan agreement with EEH, a privately held United Kingdom company engaged in residential real estate investment and development. Under the agreement the Company provided a loan (the “Primary Loan”) in an amount of £2 million (approximately $2.7 million) to EEH. The loan is denominated in GBP, bears a fixed rate of interest of 7.5% and is repayable at maturity, 3 years from the drawdown date of the Primary Loan, unless earlier converted. The Company has the right, but not the obligation, to convert the outstanding principal and accrued interest of the Primary Loan into ordinary shares of EEH representing 19.9% of EEH’s fully diluted share capital.

In addition, EEH has an option, exercisable one year after signing, to draw down an additional loan (the “Additional Loan”) of up to £1 million (approximately $1.3 million) on similar terms. If the Additional Loan is drawn and subsequently converted, the combined conversion of the Primary Loan and Additional Loan would entitle the Company to receive shares representing up to 25% of EEH’s fully diluted share capital.

As of September 30, 2025, only the Primary Loan had been drawn and no part of the loan had been converted into ordinary shares of EEH as at that date.

The Primary Loan is a non-derivative financial asset whose contractual cash flows (principal, interest and equity conversion feature) are not solely payments of principal and interest on the principal amount outstanding (SPPI), due to the equity conversion option that links the cash flows to the value of EEH’s shares. Accordingly, the Primary Loan fails the SPPI test under IFRS 9 and does not qualify for measurement at amortized cost or FVOCI. The Company therefore classified the Primary Loan in its entirety as a financial asset measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9.

The undrawn Additional Loan represents a contractual commitment to provide credit on terms that include an equity conversion feature and that are considered, in aggregate, to be potentially favorable to the borrower. The Company accounts for this undrawn Additional Loan as a loan commitment liability measured at FVTPL under IFRS 9.

The fair value of both the Primary Loan and the Additional Loan is determined using a Black-Scholes pricing model. As such, both instruments are classified within Level 3 of the fair value hierarchy. A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the warrants issued are as follows:

	Convertible loan receivable	Loan commitment liability
Conversion ratio of EEH’s fully diluted share capital	19.9%	5.1%
Underlying asset value (GBP in thousands)	12,012	12,012
Expected term (years)	3	2
Exercise price (GBP in thousands)	2,485	1,156
Expected volatility	29.78%	27.52%
Risk-free interest rate	3.72%	3.92%
Expected dividend yield	0	0

On initial recognition, the fair value of the Primary Loan (asset) and the Additional Loan (loan commitment liability) was £2,192 thousand (approximately $2,977 thousand) and £192 thousand (approximately $260 thousand), respectively. As of September 30, 2025, there was no change in fair value in GBP since initial recognition. The change in the US dollar carrying amounts between these dates arise from changes in GBP/USD exchange rate over the period. The net foreign exchange difference on the Primary Loan and the Additional Loan in the amount of $31 was recognized within financial expenses.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD (continued)

c.	Issuance of convertible debentures

On August 21, 2025, the Company issued unsecured convertible debentures for an aggregate principal of CAD 5,000 thousand (approximately $3,630 thousand). The convertible debentures mature on August 21, 2027 (the “Maturity Date”) and bear yearly interest of 10%, payable quarterly in cash (with the first interest payment for the period from issuance to September 30, 2025). The conversion prices was determined in US dollars at the date of issuance, by reference to the CAD/USD exchange rate on August 21, 2025, such that the related cash flows are fixed in US dollars.

Holders of the convertible debentures have the option to convert the principal amount into Units of the Company at any time from issuance up to the Maturity Date at a conversion price of $0.93 per Unit. Each Unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.93 per share, exercisable until August 21, 2030. Any unconverted principal will be repayable in cash at the Maturity Date if the convertible debentures are not converted before then.

The convertible debentures are compound financial instrument with both a debt component and an equity component, accounted for in accordance with IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. The debt component represents the Company’s contractual obligation to repay principal and interest, and the equity component (which is shown as Convertible debenture reserve in the unaudited interim condensed consolidated statements of financial position) represents the holder’s conversion feature.

On August 21, 2025, the Company allocated the proceeds from the convertible debentures between a debt component and an equity component. The debt component was measured first at fair value, equal to the present value of the scheduled future cash flows (interest and principal) discounted at the estimated market interest rate for similar debt with no conversion features. The equity component was determined as the residual amount of the proceeds less the fair value of the debt component. The carrying amount of the equity component will remain fixed in value, while the debt component will be subsequently measured at amortized cost using the effective interest method under IFRS 9.

Issuance costs totaled $408 thousand, of which $242 thousand is related to the issuance of 257,722 common shares as part of the consideration paid in shares, and the remaining $166 thousand represented issuance costs paid to advisors and certain investors. The total issuance costs were allocated between the debt and equity components on a pro-rata basis, consistent with the amounts initially recognized for each component at the issuance date. The portion attributed to the equity component was recorded as a reduction of equity, while the portion attributed to the debt component was deducted from the carrying amount of the debt on initial recognition. Accordingly, the debt component was recognized at $3,422 thousand before the costs allocation and at $3,037 thousand after allocation of issuance costs, and the equity component was recognized at $208 thousand before the cost allocation and $185 thousand after such allocation.

From the issuance date to September 30, 2025, the Company recognized total finance costs of $64 related to the convertible debentures. This amount is comprised of $38 of accrued interest expense and $26 of additional non-cash interest expense arising from the accretion of the convertible debentures’ debt component. All interest and accretion expenses related to the convertible debentures have been recognized within financial expenses.

The table below summarizes the carrying amount of the convertible debenture as of September 30, 2025 and August 21, 2025 (Issuance date):

	September 30,	August 21,
	2025	2025
	U.S. dollars in thousands

Proceeds	3,630	3,630
Less: Unamortized discount	(567)	(593)
Carrying amount	3,063	3,037

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 4 - INVENTORY

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands

Goods in transit	319	389
Finished goods	3,132	2,730
	3,451	3,119

NOTE 5 - FINANCIAL INSTRUMENTS

a.	Assets and liabilities measured at amortized cost were presented on the Company’s unaudited interim condensed consolidated statements of financial position as follows:

	September 30,	December 31,
	2025	2024
Amortized Cost	U.S. dollars in thousands

Assets:
Cash and cash equivalents	359	546
Short term deposit	352
Trade receivables	254	116
Other receivables	10	51
	975	713

Liabilities:
Trade payables	597	505
Other payables	159	253
Lease liability	227	247
Related party payable	2,463	1,775
Convertible debentures	3,063	-
	6,509	2,780

b.	Assets and liabilities measured in fair value were presented on the Company’s unaudited interim condensed consolidated statements of financial position as follows:

	September 30,	December 31,
	2025	2024
	Level 3	Level 3
Fair Value	U.S. dollars in thousands

Assets:
Convertible loan receivable	2,970	-
	2,970	-

Liabilities:
Loan commitment liability	258	-
	258	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued)

Level 3 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The Company has performed a sensitivity analysis of the fair value of convertible loan receivable and the loan commitment liability which are classified as level 3 financial instruments. The Company recalculated the fair value of the convertible loan receivable and the loan commitment liability by applying a +/- 5.0% change to the discount rate in the Black-Scholes pricing model. As of September 30, 2025, a 5.0% increase in discount rate would increase the fair value of the convertible loan receivable to £2,204 (approximately $2,961 thousand) and the loan commitment liability to £204 (approximately $275 thousand); and a 5.0% decrease in discount rate would decrease the fair value of the convertible loan receivable to £2,178 thousand (approximately $2,926 thousand) and the loan commitment liability to £178 (approximately $240 thousand).

c.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate cash, cash equivalents and short term deposit by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both principal and interest cash flows.

	0-1 year	2-5 year
	U.S. dollars in thousands
As of September 30, 2025

Trade payables	597	-
Lease liability	70	192
Other payables	159	-
Loan commitment liability	258	-
Related parties payables	2,463	-
Convertible debentures	-	3,630
	3,547	3,822

	0-1 year	2-5 year
	U.S. dollars in thousands
As of December 31, 2024

Trade payables	505	-
Lease liability	48	199
Other payables	253	-
Related parties payables	1,775	-
	2,581	199

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued)

d.	Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	September 30, 2025	December 31, 2024
Assets

CAD	3,348	-
GBP	983	530
Euro	37	14

	September 30, 2025	December 31, 2024
Liability

Euro	1	-

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency Euro and the currency of GBP.

The following table details the Company sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	Euro		GBP		CAD
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Profit or loss	3.67	1.4	25.35	45.3	309.01	-
Equity	(3.67)	(1.4)	(25.35)	(45.3)	(309.01)	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 6 - SHARE CAPITAL

a.	The share capital composed of common shares as follows:

	Number of common shares
	September 30, 2025	December 31, 2024
Issued (*)	19,323,098	14,285,714

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the Reverse Share Split effected on October 1, 2025, see Note 1(c).

The Company has unlimited number of authorized common shares without par value.

The common shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	During 2023, the Company declared dividends in the cumulative amount of GBP 186 thousand ($223 thousand). These dividends were paid in full during 2023.

c.	Contingent Right Shares - pursuant to the SPA, the Company is committed to issue additional common shares to Jeffs’ Brands up to 9,428,571 shares upon the achievement of certain milestones as elaborated in note 1(a).

d.	Share option - The Company has a share option plan (the “Previous Plan”) pursuant to which the Company’s Board of Directors may grant incentive share options to the Company’s officers, directors, employees and consultants. Under the Previous Plan, the Company may grant options to purchase up to 10% of the issued and outstanding common shares of the Company. Share options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All share options vest when granted unless otherwise specified by the Board of Directors.

As of December 31, 2024, a total of 125,714 share options and warrants were outstanding and fully exercisable at an exercise price of CAD 0.70 per option (approximately $0.49 per option). These share options are scheduled to expire in March 2027. During 2025, 22,519 warrants were exercised in total consideration of 11 thousand.

On July 21, 2025, the Company adopted a new equity incentive plan (the “New Plan”), which was approved by the Company’s shareholders on August 21, 2025 and replaces Previous Plan. Under the New Plan, the Company may grant share options, restricted share units (“RSUs”) and performance-based awards to officers, directors, employees, and consultants.

The New Plan is a fixed plan allowing the issuance of up to 3,808,957 common shares, representing 20% of the Company’s issued and outstanding common shares as of the implementation date.

On September 15, 2025, the Company granted 278,571 RSUs to officers and members of the Board of Directors and 257,142 RSUs to advisors of the Company. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. Half of the RSUs granted will vest after one year and the other half will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $1.16, based on the Company’s common share price on their grant date. During 2025, no RSUs vested, were exercised, forfeited, or expired. The Company recorded an expense of $10 thousand in respect of such grant, included in general and administrative expenses.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 - SEGMENTS

As of September 30, 2025, and 2024, the Company had one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Nine months ended September 30,			Three months ended September 30,
	2025	2024		2025	2024
	U.S. dollars in thousands
United Kingdom	7,013	6,235		2,601	1,786
France	466	(*	)	205	(*	)
Other Europe	571	209		321	199
Total revenues	8,050	6,444		3,127	1,985

(*)	In 2025, revenues from France were disclosed separately as they became material in accordance with IFRS 8. In previous year there was no material revenues to a single country within Europe.

Information about the Company’s non-current assets (excluding financial instruments) by geographical location is detailed below:

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands
United Kingdom (*)	321	385
Total	321	385

(*)	All of the Company’s non-current assets are located in the United Kingdom. Non-current assets in other countries, if any, are not material and are therefore not disclosed separately.

NOTE 8 - TAXES ON INCOME

a.	Taxes on income included in the unaudited interim condensed consolidated statements of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
Current taxes	9	89	9	1
Deferred taxes	(3)	4	(4)	3
	6	93	5	4

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 9 - RELATED PARTIES

Transactions and balances with related parties

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenues
Management fees (a2)	136	-	136	-

Sales and marketing
Management fees (a2)	109	-	109	-

General and administrative expenses:
Directors’ fees (a1)	30	19	18	7
Management fees (a2)	27	-	27	-
Professional services – CEO and CFO	28	-	28	-

Other expenses:
Management fees (a2)	-	116	-	39

Financial expenses:
Interest expenses on convertible debentures (a3)	19	-	19	-

Balances with related parties

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Other receivables (a3)	19	-
Trade payables (a1)	-	198
Related parties payable (a2)	2,463	1,775
Convertible debentures (a3)	1,428	-

(a1)	The monthly fee of £1,600 (approximately $2,000) commenced on October 1, 2023.

(a2)

On March 30, 2023, the Fort entered into a service agreement with Jeffs’ Brands (the “Jeffs’ Brands Service Agreement”) pursuant to which Jeffs’ Brands will provide different services to Fort. The Jeffs’ Brands Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Jeffs’ Brands Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

Fees are determined by a transfer pricing study, which until December 31, 2024 was calculated based on a percentage of operating profit, complaint with applicable laws. As of January 1, 2025, the fees are determined based on a new transfer pricing study based on cost-plus method. The new transfer pricing study was implemented during the third quarter of 2025 and applied retroactively to services rendered since January 1, 2025.Accordingly, Jeffs’ Brands charges the Company and Fort the cost of employees related to the Company’s and Fort activities (mainly costs related to Fort operation with Amazon) and their related overhead on a cost plus 8%.

(a3)	In connection with the issuance of the convertible debentures (as described in Note 3c), Jeffs’ Brands participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand at the same terms of the rest of the participants. Interest receivables recorded in other receivables.

NOTE 10 - SUBSEQUENT EVENTS

a.	On October 1, 2025, the Company effected a 1 to 7 Reverse Share Split. See Note 1(d).

Exhibit 99.2

Fort Technology Inc.

Management’s Discussion and Analysis

For the nine-month period ended September 30, 2025

(Expressed in US Dollars)

Prepared as of December 1, 2025

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

ABOUT THIS MD&A

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fort Technology Inc. (the “Company” or “We”, previously “Impact Acquisitions Corp.”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the nine-months period ended September 30, 2025, and the accompanying notes thereto (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). This MD&A has been prepared as of September 30, 2025, pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information relating to Fort Technology Inc. is available on SEDAR+ at http://www.sedarplus.ca.

This MD&A was approved by the board of directors of the Company on December 1, 2025.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relates to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS.

The Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements.

BUSINESS OVERVIEW

We are an e-commerce CPG company focused on the assembly and sale of pest control products via the Amazon Marketplace utilizing the FBA and the FBM models. As at the date of this registration statement, we sell our products in the U.K., France, Germany, and other countries in Europe and we plan to sell our products in the U.S. in the future (subject to receipt of regulatory approvals).

We utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The Company was incorporated pursuant to the provisions of the BCBCA on December 5, 2019. The Company is a Capital Pool Company (CPC) within the meaning of the policies of the TSX Venture Exchange. The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading on March 11, 2022.

The Company’s wholly-owned subsidiary, Fort Products Limited, was incorporated under the laws of England and Wales on November 25, 2005, under the name Sussex P C S Limited, to become manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. In January 2020, Sussex P C S Limited changed the company name to Fort Products Limited and since then operated an e-commerce platform, mainly through Amazon marketplace.

On March 9, 2023, Fort Products Limited was acquired by Jeffs’ Brand Ltd, a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “JFBR”. Prior to the acquisition, Fort Products Limited’s sole market was UK, but since 2024, it started selling its products on other Amazon marketplaces, such as France, Germany, Netherlands, Spain, Italy, and Poland, and we plan to move also to Amazon.com in the future.

Recent Transactions

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, the Company entered into the Share Purchase Agreement with Jeffs’ Brands Ltd. and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Jeffs’ Brands sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. In connection with the consummation of Acquisition, we changed its name from “Impact Acquisitions Corp.” to “Fort Technology Inc.”. Pursuant to the Share Purchase Agreement, among other things, Jeffs’ Brands sold to us, all of the issued and outstanding common shares of Fort UK, in consideration for 14,285,714 of our common shares and up to an additional 9,428,571 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

August 2025 Private Placement

On August 21, 2025, the Company closed a non-brokered private placement (the “August 2025 Private Placement”) of convertible debentures (the “August 2025 Convertible Debentures”) at a price of $720 per August 2025 Convertible Debenture for gross proceeds of $3, 630,476. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly with the first payment being for the period from August 21, 2025 to September 30, 2025. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into units (each a, “August 2025 Unit”), at any time from August 21, 2025 until August 21, 2027 at a price equal to $0.931 per August 2025 Unit. Each August 2025 Unit is comprised of one common share and one common share purchase warrant of the Company (the “August 2025 Warrants”). Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $0.931 per common share until August 21, 2030.

The August 2025 Convertible Debentures, and the securities issuable upon conversion of the August 2025 Convertible Debentures, are subject to a holding period until December 22, 2025, in compliance with applicable Canadian securities laws and the rules of the TSXV. The net proceeds from the August 2025 Private Placement were used for general working capital requirements and a loan investment. For additional information, see “EEH Loan” below.

The Company engaged two finders (the “Finders”) in connection with the August 2025 Private Placement. In consideration for the services provided by the Finders, the Company paid to the Finders an aggregate of $153,702 and issued to the Finders 257,722 common share at a price of $0.93 per common share. Jeffs’ Brands acquired an aggregate of 2,200 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 1,698,841 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 130 Convertible Debentures for gross proceeds of $94,437, representing approximately 100,386 common shares on conversion of the August 2025 Convertible Debentures.

2

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

EEH Loan

On August 8, 2025, the Company entered into a loan agreement with EEH Ventures Limited (“EEH”) (the “Loan Agreement”), for an initial loan of £2,000,000 (the “Initial Loan”) and an additional amount of £1,000,000 will be made available by the Company 12 months from the date (the “Additional Loan”) (together, the “Loans”). The Loans will accrue interest at a rate of 7.5% per annum, calculated on a simple interest basis. The EEH is required to repay the Loans, including all interest payable, within three years from the date of the Loan Agreement. The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the Loans into the share capital of EEH as follows: (a) the Initial Loan and all accrued but unpaid interest on the Initial Loan may be converted into shares of EEH representing 19.9% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis, and (b) the Additional Loan and all accrued but unpaid interest on the Additional Loan may be converted into shares of EEH representing 5.1% of the issued and outstanding share capital of EEH on the date of conversion, on a fully diluted basis (the “Conversion”). The Conversion will be subject to the approval of the TSXV. Pursuant to the Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, agreed to grant the Company a charge over any and all funds, receivables, or other monetary recoveries received by Oxford from the sale, refinancing, or other disposition of its assets or undertakings, remaining after (i) full and final repayment of all amounts (including principal, interest, fees, and costs) owed to a senior lender of Oxford and (ii) payment of any other amounts required by law to have priority over our security. The Company and Oxford entered into a guaranty letter dated August 15, 2025.

Reverse Share Split

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Split. The Reverse Share Split did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these Consolidated Financial Statements to reflect the Reverse Share Split.

3

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

SELECTED QUARTERLY INFORMATION

The selected financial information provided below is derived from the Consolidated Financial Statements.

Summary of Statements of Financial Position

U.S. dollars in thousands	September 30, 2025	December 31, 2024	Explanation of material changes
Current Assets	4,932	3,832	Current assets increased primarily by the recognition of a short-term deposit in the amount of $352, increase in other receivables and trade receivables, partially offset by a decrease in cash and cash equivalents.
Non-current Assets	3,291	385	Non-current assets increased primarily due to the recognition of a convertible loan receivable of $2,970 in connection with the EEH Loan, partially offset by depreciation/amortization on right-of-use assets and property and equipment.
Total Assets	8,223	4,217

Current liabilities	3,563	2,581	Current liabilities increased mainly due to increase in related-parties payable and the recognition of a loan commitment liability of $258 related to the additional EEH funding commitment, along with higher trade payables, partially offset by lower other payables.
Non-current liabilities	3,266	232	Non-current liabilities increased primarily due to the issuance and recognition of the liability component of convertible debentures in the amount of $3,063 from the August 2025 private placement, partially offset by movements in lease liabilities and deferred taxes.
Total liabilities	6,829	2,813

Shareholders’ equity	1,394	1,404	Shareholders’ equity decreased due to net loss for the period which was largely offset by equity increases from the shares issuance to reflect the effect of the reverse recapitalization, issuance of convertible debenture (equity component) and stock-based compensation.

4

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

SELECTED QUARTERLY INFORMATION

Summary of statements of loss

	Nine Months Ended September 30,
U.S. dollars in thousands (except share and per share information)	2025	2024
Revenues	$8,050	6,444
Cost of sales	$7,357	5,188
Gross Profit	$693	1,256
Sales and marketing	$809	435
General and administrative	$615	168
Other expenses	$-	116
Operating profit (loss)	$(731)	537
Listing expenses	$3,784	-
Financial expense, net	$105	44
Profit (loss) before taxes	$(4,620)	493
Tax expenses	$6	93
Net profit (loss) for the year	$(4,626)	400

Profit (loss) per common share (basic and diluted)	$(0.29)	0.03

Revenues

Our revenues consist of revenue derived from sales mainly on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Revenues	$8,050	6,444
Cost of sales	$7,357	5,188
Gross profit	$693	1,256

Our revenues for the nine months ended September 30, 2025, were $8,050 thousand compared to $6,444 thousand for the nine months ended September 30, 2024, an increase of $1,606 thousand, or 25%. The increase is mainly attributable to management approach to focus on Amazon platform, with variety of new products and the continuous launch into Europe market in 2024.

Cost of revenues

Our cost of revenues consists of the purchase of finished goods, freight, cost of commissions to Amazon and change in inventory.

5

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Purchases and changes in inventory	$2,694	1,862
Sales fulfillment commissions	$3,796	2,847
Freight	$362	268
Storage	$70	2
Wages, salaries and related expenses	$356	143
Packing Supplies	$55	66
Other	$24	-
Total	$7,357	5,188

Freight and storage expenses for the nine months ended September 30, 2025, amounted to $432 thousand, compared to $270 thousand for the nine months ended September 30, 2024, an increase of $162 or 60%. The increase is mainly due to increase in freight costs due to the company's decision to source goods from China rather than purchase goods from local suppliers in the United Kingdom only.

Sales fulfillment commissions for the nine months ended September 30, 2025, amounted to $3,796 thousand, compared to $2,847 thousand for the nine months ended September 30, 2024, an increase of $949 thousand or 33%. The increase is mainly attributable to the increase in sales and the fees related to those revenues as well as increase in revenues attributed to Europe where Amazon fees rates in Europe are higher than in United Kingdom.

Purchases of finished goods and changes in inventory for the nine months ended September 30, 2025, amounted to $2,694 thousand, compared to $1,862 thousand for the nine months ended September 30, 2024, an increase of $832 or 45%. The purchases and changes in inventory in relation to revenues was 33% compared to 29% which derives from the management approach as described above.

Wages, salaries and related expenses for the nine months ended September 30, 2025, amounted to $356 thousand, compared to $143 thousand for the nine months ended September 30, 2024, an increase of $213 thousand or 149%. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in 2025, which became effective from the beginning of the year, increased the salary expenses allocated to cost of revenues.

Gross Profit

Our gross profit for the nine months ended September 30, 2025, was $693 thousand, compared to gross profit of $1,256 thousand for the nine months ended September 30, 2024, a decrease of $563 thousand, or 45%. The decrease was primarily driven by higher cost of revenues, which increased at higher rate than revenues, reflecting higher finish goods costs, changes in product mix, increased logistics and storage expenses and changes in transfer pricing allocation method.

Operating Expenses

Our current operating expenses consist of three components — marketing and sales expenses general and administrative expenses and other expenses.

Sales and marketing Expenses

Our sales and marketing expenses consist primarily of Amazon advertising cost, consultants and other sales and marketing expenses.

6

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Advertising	$615	418
Wages, salaries and related expenses	$144	17
Professional services	$50	-
Total	$809	435

Sales and marketing expenses for the nine months ended September 30, 2025, amounted to $809 thousand, compared to $435 thousand for the nine months ended September 30, 2024, an increase of $374 thousand, or 86%. The increase is mainly attributable to an increase in advertising costs on Amazon marketplace, which derives from the management approach as described above, and the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

General and Administrative Expenses

Our general and administrative expenses consist primarily of professional service, facilities, depreciation and amortization and other general and administrative expenses.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Directors’ fees	$30	19
Professional services	$352	49
Maintenance	$70	30
Depreciation and amortization	$48	32
IT software and consumables	$18	19
Wages, salaries and related expenses	$32	-
Other	$65	19
Total	$615	168

General and administrative expenses for the nine months ended September 30, 2025, amounted to $615 thousand, compared to $168 thousand for the nine months ended September 30, 2024, an increase of $447 thousand, or 266%. The increase is mainly attributable to higher audit and legal fees, increased compliance and reporting requirements and additional professional and corporate governance services. In addition, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

Operating Profit

Our operating loss for the nine months ended September 30, 2025, was $731 thousand, compared to an operating profit of $537 thousand for the nine months ended September 30, 2024, a decrease of $1,268 thousand, or 236%. The decrease in 2025 was due to factors mentioned above.

Listing expenses

Our Listing expenses for the nine months ended September 30, 2025, were $3,784 thousand. These expenses primarily reflect the impact of the reverse recapitalization between Fort Technology Inc. and Fort Products Limited. The expenses relate to the reverse recapitalization with a Capital Pool Company (CPC) and were recognized in accordance with IFRS. As a result, the Company recognized these expenses directly in the statements of profit or loss, consistent with the treatment of consideration paid for obtaining a stock exchange listing rather than for acquiring identifiable assets or businesses.

7

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Financial expenses

Financial expenses consist of foreign currency exchange differences, mainly between USD, GBP and CAD, interest, discount amortization and bank fees.

Our financial income, net, was $105 thousand for the nine months ended September 30, 2025, compared to net financial income, net, of $44 thousand for the nine months ended September 30, 2024, an increase of $61 thousand, or 139%. The increase was primarily attributable to interest expenses and amortization of discount expenses in related to convertible debenture issued in August 2025 offset by interest income on convertible loan investment issued in August 2025.

a.	Finance expenses, net:

	Nine Months Ended September 30,
	2025	2024
	U.S. dollars in thousands
Finance income:

Interest income	32	-
Total finance income	32	-

Finance expense:

Exchange rate differences	57	38
Bank fees	6	2
Interest expenses	39	-
Discount amortization expenses on convertible debenture	27	-
Other finance expenses	8	4
Total finance expenses	137	44

Finance expense (income), net	105	44

Net profit

Our net loss for the nine months ended September 30, 2025, was $4,626 thousand, compared to net profit of $400 thousand for the nine months ended September 30, 2024, a decrease of $5,026 thousand, or 1,256%. The decrease in 2025 was due to the completion of the reverse recapitalization causing a listing expenses of 3,784 and related expenses for acting as a public company in addition to a decrease in gross profit.

8

Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

LIQUIDITY AND CAPITAL RESOURCES

Summary of Statements of cash flows

	Nine Months Ended September 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(1,312)	(54)
Net cash used in investing activities	$(2,483)	(11)
Net cash from (used in) financing activities	$3,424	(38)
Net increase (decrease) in cash and cash equivalents	$(371)	(103)

Cash Flows from Operating Activities

During the nine months ended September 30, 2025, we had negative cash flow from operations in the amount of $1,312 thousand compared to a negative cash flow of $54 thousand for the nine months ended September 30, 2024.

Our net cash from operating activities in 2025 consists primarily of net loss of $4,626 thousand, increase in Listing expense (non-cash) of $3,459, increase in trade and other receivables of $603 thousand, increase in related party payable of $688 thousand and increase in inventory of $332 thousand.

Cash Flows from Investing Activities

During the nine months ended September 30, 2025, we had negative cash flow from investing activities in the amount of $2,483 thousand, compared to a negative cash flow of $11 thousand for the nine months ended September 30, 2024.

Our net cash used in 2025 in investing activities consists primarily of investment in convertible loan receivable of $2,717 thousand partially offset by changes conversion of short term deposits to cash and cash equivalents.

Cash Flows from Financing Activities

During the nine months ended September 30, 2025, we had cash flow from financing activities in the amount of $3,424 thousand, compared to a negative cash flow of $38 thousand for the nine months ended September 30, 2024.

Our net cash used in 2025 in financing activities primarily consists of issuance of convertible debenture $3,464 thousand.

Equity Investments

-	As of December 31, 2024, a total of 125,714 share options were outstanding and fully exercisable at an exercise price of CAD 0.70 per option (approximately $0.49 per option). These share options are scheduled to expire in March 2027.

-	On September 15, 2025, the Company granted 278,571 RSUs to officers and members of the Board of Directors and 257,142 RSUs to advisors of the Company. Half of the RSUs granted will vest after one year and the other half will vest in four tranches over the second year from the date of grant. The Company recorded an expense of $10 thousand in respect of such grant, included in general and administrative expenses.

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Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered any off-balance sheet transactions that have, or are reasonably likely to have, a current or future effect on the financial performance of financial condition of the Company.

SUMMARY OF MATERIAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the Consolidated Financial Statements, and the reported amount of expenses during the reporting period. Actual results may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the year in which such adjustments become known.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has not changed any accounting policy during the nine-months period ended September 30, 2025. All the accounting policies (including accounting policies that were initially adopted) are described in Note 3 to the Annual Consolidated Financial Statements.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel consist of those people having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that its key management personnel consist of members of the board of directors and executive officers (currently the Company’s CEO and CFO).

Transactions and balances with related parties

	Nine months ended September 30,
U.S. dollars in thousands	2025	2024

Cost of revenues
Management fees (a2)	136	-

Sales and marketing
Management fees (a2)	109	-

General and administrative expenses:
Directors’ fees (a1)	30	19
Management fees (a2)	27	-
Professional services – CEO and CFO	28	-

Other expenses:
Management fees (a2)	-	116

Financial expenses:
Interest expenses on convertible debentures (a3)	19	-

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Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Balances with related parties

	September 30,	December 31,
U.S. dollars in thousands	2025	2024
Other receivables (a3)	19	-
Trade payables (a1)	-	198
Related parties payable (a2)	2,136	1,775
Convertible debentures (a3)	1,428	-

(a1)	The monthly fee of £1,600 (approximately $2,000) commenced on October 1, 2023.

(a2)	On March 30, 2023, the Fort entered into a service agreement with Jeffs’ Brands (the “Jeffs’ Brands Service Agreement”) pursuant to which Jeffs’ Brands will provide different services to Fort. The Jeffs’ Brands Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Jeffs’ Brands Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

Fees are determined by a transfer pricing study, which until December 31, 2024 was calculated based on a percentage of operating profit, complaint with applicable laws. As of January 1, 2025, the fees are determined based on a new transfer pricing study based on cost-plus method. The new transfer pricing study was implemented during the third quarter of 2025 and applied retroactively to services rendered since January 1, 2025.Accordingly, Jeffs' Brands charges the Company and Fort the cost of employees related to the Company’s and Fort activities (mainly costs related to Fort operation with Amazon) and their related overhead on a cost plus 8%.

(a3)	In connection with the issuance of the convertible debentures (as described in Note 3c), Jeffs’ Brands participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand at the same terms of the rest of the participants. Interest receivables recorded in other receivables.

OUTSTANDING SHARE DATA

A summary of the number of the Company’s issued and outstanding equity instruments is as follows:

	September 30, 2025	Date of this MD&A
Common shares issued and outstanding (1)	19,323,110	19,323,110
Equity incentive stock options (2)	82,857	82,857
Common share purchase warrants (2)	20,339	20,339
Restricted Stock Units	535,714	621,428

Notes:

(1)	Authorized: Unlimited common shares without par value.

(2)	Every warrant and option entitles the holder thereof to acquire one common share of the Company for of CAD 0.70 per option (approximately $0.49 per option) until March 2027.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short term deposit, trade receivables, other receivables, convertible loan receivable, trade payables, other payables, lease liability, related party payable, convertible debentures and loan commitment liability. Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.

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Management’s Discussion and Analysis

For the nine-months period ended September 30, 2025

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-	Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s cash and cash equivalents, short term deposit, trade receivables, other receivables, trade payables, other payables, lease liability, related party payable and convertible debentures approximate their carrying value, which is the amount recorded on the statement of financial position.

The Company’s financial instruments expose it to certain financial risks, including liquidity risk and currency exchange risk:

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Foreign currency risk management

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Functional Currency of the Company and its subsidiaries is US dollar, and, as such, the Company is exposed to currency exchange risk due to fluctuations in foreign exchange rates against GBP, Euro and Canadian dollar.

A summary of the Great British Pound (GBP), Euro (EUR) and Canadian dollar (CAD) exchange rates against the US dollar (USD) is as follows:

Currency	September 30, 2025	September 30, 2024	December 31, 2024
UDS/GBP	0.74769	0.74436	0.79572
USD/GBP Average	0.76122	0.78273	0.78242
UDS/EUR	0.85272	0.89559	0.95995
USD/ EUR Average	0.89494	0.91957	0.92419
UDS/CAD	1.39207	1.3514	1.43835
USD/CAD Average	1.39890	1.35979	1.36946

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